SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PROCTER & GAMBLE COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, without Par Value

(Title of Class of Securities)

742718 10 9

(CUSIP Number of Class of Securities)

Susan S. Whaley, Esq.

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Timothy J. Melton, Esq.

Bradley C. Brasser, Esq.

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$11,173,236,174	$1,125,145

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock of Coty Inc. (as reported on the New York Stock Exchange on August 30, 2016) into which shares of common stock of Galleria Co. being offered in exchange for shares of common stock of The Procter & Gamble Company will be converted, and paid in connection with Coty Inc.’s Registration Statement on Form S-4, which was initially filed on April 22, 2016 (Registration No. 333-210856) (the “Coty Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Coty Form S-4, as set forth therein.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,250,655.76	Filing Party: Coty Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-210856)	Date Filed: April 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by The Procter & Gamble Company (“P&G”) with the Securities and Exchange Commission on September 1, 2016 (the “Schedule TO”).

The Schedule TO relates to the offer by P&G to exchange all shares of common stock, par value $0.01 per share, of its wholly owned subsidiary, Galleria Co. (“Galleria Company”), for shares of common stock, without par value, of P&G that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is completed but is not fully subscribed, a subsequent pro rata dividend of all remaining shares of Galleria Company common stock to the remaining P&G shareholders, Green Acquisition Sub Inc., a wholly owned subsidiary of Coty Inc. (“Coty”), will merge with and into Galleria Company, with Galleria Company surviving the merger and becoming a wholly owned subsidiary of Coty (the “Merger”). Pursuant to the Merger, each share of common stock of Galleria Company will automatically convert into the right to receive one share of Coty class A common stock on the terms and subject to the conditions set forth in the Prospectus, dated September 1, 2016 (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(4)(i), (a)(1)(i) and (a)(1)(vi), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Galleria Company has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210857) to register the shares of Galleria Company common stock offered in exchange for shares of P&G common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is consummated but not fully subscribed. Coty has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210856) to register the shares of Coty class A common stock into which shares of Galleria Company common stock will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

P&G is offering 409,726,299 shares of Galleria Company common stock for shares of P&G common stock. Based on the final exchange ratio, P&G will accept for exchange a maximum of 104,969,205 shares of P&G common stock in the Exchange Offer.

P&G shareholders who tender their shares of P&G common stock in the Exchange Offer will receive approximately 3.9033 shares of Coty class A common stock (subject to receipt of cash in lieu of fractional shares) for each share of P&G common stock accepted for exchange.

The final calculated per-share value of the shares of P&G common stock and the final calculated per-share value of the shares of Galleria Company common stock, in each case determined in the manner described in the Prospectus, would have resulted in an exchange ratio higher than the upper limit of 3.9033. Accordingly, the final exchange ratio has been set at 3.9033 shares of Galleria Company common stock for each share of P&G common stock accepted in the Exchange Offer. Based on the calculated per-share value of P&G common stock and the calculated per-share value of Galleria Company common stock, in each case determined in the manner described in the Prospectus, tendering P&G shareholders will receive approximately $1.042 of Coty class A common stock for each $1.00 of P&G common stock accepted in the Exchange Offer.

The Exchange Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 29, 2016, unless extended or terminated.

The Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, and the number of shares of P&G common stock accepted in the Exchange Offer may be fewer than the number of shares tendered. If the Exchange Offer is completed but not fully subscribed, P&G will distribute all of the shares of Galleria Company common stock it continues to own as a pro rata dividend to all P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the Exchange Offer.

As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is completed but is not fully subscribed, the subsequent pro rata dividend of all remaining shares of Galleria Company common stock to the remaining P&G shareholders, a wholly owned subsidiary of Coty will merge with and into Galleria Company, with Galleria Company surviving the Merger and becoming a wholly owned subsidiary of Coty. The transactions are subject to customary closing conditions.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(1)(viii)	Press Release by The Procter & Gamble Company dated September 28, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 28, 2016).

(a)(5)(i)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(ii)	P&G Specialty Beauty Brands Exchange Offer Frequently Asked Questions (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iii)	Letter delivered to employees of The Procter & Gamble Company via the P&G intranet site (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2016 (incorporated by reference to P&G’s Form 425 filed on September 2, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 6, 2016 (incorporated by reference to P&G’s Form 425 filed on September 6, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 7, 2016 (incorporated by reference to P&G’s Form 425 filed on September 7, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 8, 2016 (incorporated by reference to P&G’s Form 425 filed on September 8, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 9, 2016 (incorporated by reference to P&G’s Form 425 filed on September 9, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 12, 2016 (incorporated by reference to P&G’s Form 425 filed on September 12, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 13, 2016 (incorporated by reference to P&G’s Form 425 filed on September 13, 2016).

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2016 (incorporated by reference to P&G’s Form 425 filed on September 14, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 15, 2016 (incorporated by reference to P&G’s Form 425 filed on September 15, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 16, 2016 (incorporated by reference to P&G’s Form 425 filed on September 16, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 19, 2016 (incorporated by reference to P&G’s Form 425 filed on September 19, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 20, 2016 (incorporated by reference to P&G’s Form 425 filed on September 20, 2016).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2016 (incorporated by reference to P&G’s Form 425 filed on September 21, 2016).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 22, 2016 (incorporated by reference to P&G’s Form 425 filed on September 22, 2016).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 23, 2016 (incorporated by reference to P&G’s Form 425 filed on September 23, 2016).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 26, 2016 (incorporated by reference to P&G’s Form 425 filed on September 26, 2016).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 27, 2016 (incorporated by reference to P&G’s Form 425 filed on September 27, 2016).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2016 (incorporated by reference to P&G’s Form 425 filed on September 28, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PROCTER & GAMBLE COMPANY

By:	/s/ Susan S. Whaley
Name:	Susan S. Whaley
Title:	Assistant Secretary

Dated: September 28, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Galleria Company’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-210856), initially filed with the Securities and Exchange Commission on April 22, 2016 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction and Instructions to Record Holders of The Procter & Gamble Company (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Press Release by The Procter & Gamble Company dated September 1, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 1, 2016).

(a)(1)(viii)	Press Release by The Procter & Gamble Company dated September 28, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 28, 2016).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated September 1, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(ii)	P&G Specialty Beauty Brands Exchange Offer Frequently Asked Questions (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iii)	Letter delivered to employees of The Procter & Gamble Company via the P&G intranet site (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2016 (incorporated by reference to P&G’s Form 425 filed on September 2, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 6, 2016 (incorporated by reference to P&G’s Form 425 filed on September 6, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 7, 2016 (incorporated by reference to P&G’s Form 425 filed on September 7, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 8, 2016 (incorporated by reference to P&G’s Form 425 filed on September 8, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 9, 2016 (incorporated by reference to P&G’s Form 425 filed on September 9, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 12, 2016 (incorporated by reference to P&G’s Form 425 filed on September 12, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 13, 2016 (incorporated by reference to P&G’s Form 425 filed on September 13, 2016).

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2016 (incorporated by reference to P&G’s Form 425 filed on September 14, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 15, 2016 (incorporated by reference to P&G’s Form 425 filed on September 15, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 16, 2016 (incorporated by reference to P&G’s Form 425 filed on September 16, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 19, 2016 (incorporated by reference to P&G’s Form 425 filed on September 19, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 20, 2016 (incorporated by reference to P&G’s Form 425 filed on September 20, 2016).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2016 (incorporated by reference to P&G’s Form 425 filed on September 21, 2016).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 22, 2016 (incorporated by reference to P&G’s Form 425 filed on September 22, 2016).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 23, 2016 (incorporated by reference to P&G’s Form 425 filed on September 23, 2016).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 26, 2016 (incorporated by reference to P&G’s Form 425 filed on September 26, 2016).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 27, 2016 (incorporated by reference to P&G’s Form 425 filed on September 27, 2016).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2016 (incorporated by reference to P&G’s Form 425 filed on September 28, 2016).

(b)	None.

(d)(i)+*	Purchase Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(ii)+*	Purchase Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(iii)+*	Purchase Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(iv)+*	Purchase Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(v)+*	Purchase Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

+	Confidential treatment granted as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed.